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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE FORTRESS GROUP, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                           FG ACQUISITION CORPORATION
                                   (OFFEROR)
                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                   34956K108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  BRUCE GROSS
                           FG ACQUISITION CORPORATION
                             C/O LENNAR CORPORATION
                             700 N.W. 107TH AVENUE
                              MIAMI, FLORIDA 33172
                                 (305) 559-4000
            (NAME, ADDRESS AND TELEPHONE NO. OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                WITH COPIES TO:
                            DAVID W. BERNSTEIN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                200 PARK AVENUE
                         NEW YORK, NEW YORK 10166-0153
                                 (212) 878-8000

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
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           TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
---------------------------------------------------------------------------------------------
                  $8,988,223                                      $826.92
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

(1) Based upon the tender offer price of $3.68 cash per share and 2,442,452 shares of common stock outstanding and not already owned by the Offeror immediately prior to the expiration of the tender offer.

(2) The amount of the filing fee, calculated in accordance with Section 14(g)(i) under the Securities Exchange Act of 1934, as amended, equals $92 per million of the value of the transaction.

 [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                       FILING PARTIES:
FORM OR REGISTRATION NO.:                     DATE FILED:

 [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.



    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X]  third-party tender offer subject to Rule 14d-1.
    [ ]  issuer tender offer subject to Rule 13e-4.
    [ ]  going-private transaction subject to Rule 13e-3.
    [ ]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
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

                                  SCHEDULE TO

     This Tender Offer Statement on Schedule TO relates to the offer by FG Acquisition Corporation, a Delaware corporation (the "Offeror" or "Purchaser"), to purchase all of the outstanding common shares, $0.01 par value per share ("Shares"), of The Fortress Group, Inc., a Delaware corporation (the "Company"), that are not already owned by the Purchaser at $3.68 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2002, a copy of which is attached as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2).

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Schedule TO by reference in answer to each of the Items 1 through 12 of Schedule TO, except that, to the extent that a partial answer is given in this Schedule TO to any of those Items, the information contained in the Offer to Purchase and Letter of Transmittal is incorporated by reference in answer to the remainder of those Items.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is The Fortress Group, Inc., a Delaware corporation ("the Company"). The Company's executive offices are located at 1650 Tysons Boulevard, Suite 600, McLean, Virginia, 22102. The Company's main telephone number is (703) 442-4545.

     (b) The subject class of securities is the Company's common stock, par value $0.01 per share. On June 19, 2002, there were 3,120,582 Shares outstanding.

     (c) The information set forth in the Offer to Purchase in Section 7 ("Price Range of Shares") is incorporated by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is FG Acquisition Corporation (the "Purchaser"). The Purchaser is a Delaware corporation organized in order to make the Offer. The Purchaser is wholly-owned by Lennar Corporation, a Delaware corporation ("Lennar"). The principal executive offices of the Purchaser are located at the offices of Lennar at 700 N.W. 107th Avenue, Miami, Florida 33172. The principal telephone number at that address is (305) 559-4000.

     (b) The information set forth in the Offer to Purchase in Section 9 ("Information Concerning the Purchaser and Lennar") is incorporated by reference.

     (c) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase in the Introduction,
Section 1 ("Terms of the Offer"), Section 3 ("Procedures for Tendering Shares"),
Section 4 ("Withdrawal Rights"), Section 6 ("Certain Federal Income Tax Consequences") and Section 14 ("Certain Effects of the Transaction") is incorporated by reference.

     (b) The information set forth in the Offer to Purchase in Section 12 ("Purposes of the Offer and Proposed Merger; Plans for the Company") and Section 13 ("The Merger") is incorporated by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) On June 17, 2002, the Purchaser acquired from Prometheus Homebuilders LLC ("Prometheus") and Robert Short a total of 28,500 shares of the Company's Class AAA preferred stock ("Preferred Stock"), 678,130 Shares and warrants to purchase 5,208,333 Shares. It paid $597.68 per share for the Preferred Stock,

$3.68 per share for the Shares and $3.64 per warrant for the warrants. On June 17, 2002, the Purchaser and Robert Short entered into an agreement under which the Purchaser or Lennar will acquire warrants to purchase 729,167 Shares from Robert Short on August 1, 2002 for $3.64 per warrant.

     (b) The information set forth in the Offer to Purchase in Section 11 ("Background of the Offer; Contacts with the Company") is incorporated by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a)(c)(1)-(7) The information set forth in the Offer to Purchase in Section 12 ("Purposes of the Offer and Proposed Merger; Plans for the Company") and
Section 14 ("Certain Effects of the Transaction") is incorporated by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase in Section 10 ("Source and Amount of Funds") is incorporated by reference.

     (b)(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) On June 17, 2002, the Purchaser acquired from Prometheus and Robert Short a total of 678,130 Shares, or 21.7%, of the Company's Shares. The Purchaser also purchased on that day 28,500 shares of the Preferred Stock and warrants to purchase 5,208,333 Shares and Lennar and the Purchaser agreed to purchase from Robert Short on August 1, 2002 warrants to purchase 729,167 Shares. The Shares and Preferred Stock that the Purchaser acquired on June 17, 2002 gives the Purchaser the right to cast 43.3% of all the votes that may be cast by the Company's stockholders. Exercise of the warrants would increase the Purchaser's voting percentage to 76.2%.

     (b) Except for 28,500 shares of the Preferred Stock, 678,130 Shares and warrants to purchase 5,208,333 Shares, which the Purchaser purchased from Prometheus and Robert Short on June 17, 2002, and warrants to purchase 729,167 Shares which the Purchaser and Lennar have agreed to purchase from Robert Short on August 1, 2002, the Purchaser has not effected any transaction in any equity security of the Company during the past 60 days. The Purchaser paid $597.68 per share for the Preferred Stock, $3.68 per share for the common stock and $3.64 per warrant for the warrants.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     The information set forth in the Offer to Purchase in Section 9 ("Information Concerning the Purchaser and Lennar") is incorporated by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
  (a)(1)            Offer to Purchase
(a)(2)              Letter of Transmittal
(a)(3)              Notice of Guaranteed Delivery
(a)(4)              Form of letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(5)              Form of letter to be used by brokers, dealers, commercial
                    banks, trust companies and nominees to their clients
(a)(6)              Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9
(a)(7)              Summary Advertisement
(d)(1)              Securities Purchase Agreement among Lennar, the Purchaser,
                    Prometheus and Robert Short, dated June 17, 2002
(d)(2)              Merger Agreement among Lennar, the Purchaser and the
                    Company, dated June 17, 2002

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Dated: June 20, 2002

                                          FG ACQUISITION CORPORATION

                                          By:      /s/ DAVID B. MCCAIN
                                            ------------------------------------
                                            Name: David McCain
                                            Title:   Secretary